Deloitte LLP
410 West Georgia Street Vancouver BC V6B 0S7 Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-273734 on Form F-10, and in Registration Statement Nos. 333-258124 and 333-284314 on Form S-8, our reports dated February 19, 2025, relating to the consolidated financial statements of First Majestic Silver Corp. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report on Form 6-K dated February 19, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 19, 2025